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                                                                                  Exhibit 99(a)

                            Entergy Arkansas, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                      Sept
                                                              1993       1994       1995       1996        1997       1998
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Fixed charges, as defined:
  Total Interest Charges                                     119,591    110,814    115,337     106,716    104,165     99,482
  Interest applicable to rentals                              16,860     19,140     18,158      19,121     17,529     16,289
                                                            ----------------------------------------------------------------
Total fixed charges, as defined                              136,451    129,954    133,495     125,837    121,694    115,771

Preferred dividends, as defined (a)                           30,334     23,234     27,636      24,731     16,073     15,467
                                                            ----------------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $166,785   $153,188   $161,131    $150,568   $137,767   $131,238
                                                            ================================================================
Earnings as defined:

  Net Income                                                $205,297   $142,263   $136,666    $157,798   $127,977    121,114
  Add:
    Provision for income taxes:
       Total                                                  82,337     29,220     72,081      84,445     59,220     60,991
    Fixed charges as above                                   136,451    129,954    133,495     125,837    121,694    115,771
                                                            ----------------------------------------------------------------
Total earnings, as defined                                  $424,085   $301,437   $342,242    $368,080   $308,891   $297,876
                                                            ================================================================

Ratio of earnings to fixed charges, as defined                  3.11       2.32       2.56        2.93       2.54       2.57
                                                            ================================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                2.54       1.97       2.12        2.44       2.24       2.27
                                                            ================================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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